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Exhibit 99.2

Bookham Technology
Thinking optical solutions

Bookham Technology plc—Form of Proxy
For use at the Company's Extraordinary General Meeting to be held on Monday 16 August, 2004 at 10:00 a.m. at:
 The Oxford Centre, 333 Banbury Road, Oxford OX2 7PL

I/We	of
(Block capitals please)

being (a) member(s) of Bookham Technology plc entitled to vote at general meetings of the Company hereby appoint the chairman of the meeting or (see Note 1.)

to act as my/our proxy and to vote as directed on my/our behalf at the Extraordinary General Meeting to be held at The Oxford Centre, 333 Banbury Road, Oxford OX2 7PL on Monday 16 August, 2004 at 10:00 a.m. or at any adjournment thereof.

In the event of a poll I/we direct my/our proxy to vote on the resolutions set out in the Notice convening the Extraordinary General Meeting as follows:

		For	Against

1.	The scheme of arrangement dated 8 July 2004 (the "Scheme") be approved

2.	That:
(i)	(a) the reduction of share capital in the Company be approved in accordance with the Scheme;
(b) the directors and the Company be empowered to allot equity securities for cash, subject to the limitations set out in the Notice convening the Extraordinary General Meeting;
(ii)	the articles of association of the Company be amended by the insertion of a new article 3A as referred to in the Notice convening the Extraordinary General Meeting.

3.	That:
(i)	the directors of the Company be authorised to allot new ordinary shares pursuant to Section 80 of the Companies Act 1985;
(ii)	(a) the authorised share capital be increased as set out in the Notice convening the Extraordinary General Meeting;
(b) new ordinary shares be allotted and issued credited as fully paid to Bookham Technology Inc. and/or its nominee.

Please indicate with an "X" in the appropriate space how you wish your vote to be cast. If you do not indicate how you wish your proxy to vote, the proxy will vote, or abstain from voting, as he/she thinks fit.

Please return this form of proxy, duly completed and signed, to the Company's registrars, Capita IRG Plc, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 or 4TU, so as to be received not later than 48 hours before the time of the meeting.

Dated	2004 Signed
or Common Seal

Notes:

1.
A member of the Company, entitled to attend and vote at the Extraordinary General Meeting, may appoint one or more proxies to attend and, upon a poll, to vote on his/her behalf. A member has the right to strike out the words "the chairman of the meeting or" and to insert, in block capitals, the full name of a person of his/her own choice in the space provided to act as his/her proxy, initialling the alteration. A proxy need not be a member of the Company. The completion and return of a form of proxy will not preclude a member from attending the Extraordinary General Meeting, or any adjournment thereof, and voting in person if they so wish.
2.
In the case of joint holders, the signature of any one of them on this form of proxy will suffice, but the names of all should be shown. If more than one of the joint holders is present at the Extraordinary General Meeting, whether in person or by proxy, that one of the joint holders whose name stands first in the Register of Members shall alone be entitled to vote.
3.
In the case of a corporation, this form of proxy must be given under its Common Seal or under the hand of a duly authorised officer or attorney.
4.
To be valid, this form of proxy, duly completed and signed, together with the power of attorney or other authority (if any) under which it is signed (or a duly certified copy of such power or authority), must be received by the Company's registrars, Capita IRG Plc, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, not later than 48 hours prior to the Extraordinary General Meeting.

Merrill Corporation Ltd, London
04LON1946

BUSINESS REPLY SERVICE LICENSE No. MB122
Capita Registrars (Proxies) PO Box 25 Beckenham Kent BR3 4BR

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  Exhibit 99.2